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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                          Pancho's Mexican Buffet, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                    698304201
             -------------------------------------------------------
                                 (CUSIP Number)

                                  Hollis Taylor
                                3500 Noble Avenue
                             Fort Worth, Texas 76111
                                 (817) 838-0081
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  April 6, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13e-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP No. 698304201                                           Page 2 of 5 Pages
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      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Hollis Taylor
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]
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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS

              SC, PF
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      5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) OR 2(e)                                             [ ]

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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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                                      7      SOLE VOTING POWER

            NUMBER OF                        79,242 (1)
             SHARES              -----------------------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY
              EACH                           0
           REPORTING             -----------------------------------------------
             PERSON                   9      SOLE DISPOSITIVE POWER
              WITH
                                             79,242 (1)
                                 -----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                             0
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               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON

                                 79,242 (1)
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               12                CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES                     [ ]

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               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                 (11)

                                 5.3% (1) (2)
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               14                TYPE OF REPORTING PERSON

                                 IN
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(1)  Includes options to purchase 28,166 shares of Common Stock exercisable within 60 days.

(2) Based on 1,477,119 shares outstanding as of April 25, 2001, as set forth in the Issuer's Quarterly Report on Form 10-Q, filed on May 15, 2001, plus 28,166 shares of Common Stock issuable to the Reporting Person pursuant to options as of May 21, 2001, that are exercisable in the next 60 days.



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Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $0.10 per share (the "Common Stock"), of Pancho's Mexican Buffet, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 3500 Noble Avenue, Fort Worth, Texas 76111.

Item 2.  Identity and Background.

         This statement is filed on behalf of Hollis Taylor, whose business address is 3500 Noble Avenue, Fort Worth, Texas 76111. Mr. Taylor's present principal occupation or employment at such address is serving as a director and the President, Chief Executive Officer and Treasurer of the Company. Mr. Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has Mr. Taylor, during the last five years, been a party to a court proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Taylor is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Taylor is the beneficial owner of 79,242 shares of Common Stock, which amount includes 28,166 shares that are the subject of options that are exercisable within the next 60 days. The source of the funds to acquire these shares includes Mr. Taylor's personal funds and loans from the Company to Mr. Taylor pursuant to the Company's stock bonus program.

Item 4.  Purpose of the Transaction.

         Mr. Taylor holds his shares for investment purposes and has no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         Mr. Taylor reserves the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of his investment goals, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Taylor is the beneficial owner of 79,242 shares of Common Stock, which amount includes 28,166 shares that are the subject of options that are exercisable within the next 60 days, which represents approximately 5.3% of the shares of Common Stock outstanding based upon information contained in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

         (b) Mr. Taylor has sole voting and dispositive power with respect to the shares.

         (c) Since December 30, 2001, Mr. Taylor has acquired shares of Common Stock as follows: (i) 329 shares in January 2001 pursuant to the Company's Employee Stock Purchase Program, at a price per share of $ 3.67, (ii) 32 shares in March 2001 pursuant to the Company's Employee Stock Purchase Program,



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at a price per share of $3.53, (iii) the right to acquire 3,500 shares at a per share price of $3.719 pursuant to the vesting in April 2001 of 25% of an option to purchase an aggregate of 14,000 shares of Common Stock granted to him pursuant to the Company's 1992 Stock Option Plan, and (iv) 7,469 shares on or about April 6, 2001 in connection with the accord and satisfaction of a loan Mr. Taylor had made to Jesse Arrambide III in April 1999, which loan had been secured by shares of the Common Stock beneficially owned by Mr. Arrambide. The price per share the parties attributed to the transaction was $4.60 per share. The transaction with Mr. Arrambide was a privately negotiated transaction and the remaining three transactions were effected pursuant to the Company's Stock Purchase Program and 1992 Stock Option Plan, respectively.

         (d) Mr. Taylor has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock beneficially owned by him.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described previously in this Schedule 13D, including, without limitation, Item 5 hereof, Mr. Taylor has no contracts, arrangements or understandings with any person with respect to any securities of the Company.(1)

Item 7.  Material to be Filed as Exhibits.

         Not Applicable.


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         (1) The Board of Directors of the Company has approved, and the Company is a party to, an Agreement and Plan of Merger "Agreement"), dated as of March 31, 2001, among the Company, Pancho's Foods, Inc. ("Parent") and Pancho's Restaurants, Inc. ("Sub"), pursuant to which Parent would acquire the Company through the merger of Sub with and into the Company. Stockholders of the Company would be entitled to receive $4.60 per share. Following the merger, the Company would be controlled by Parent, and Sub would cease to exist. Pursuant to the Agreement, each option to purchase the Common Stock outstanding (including options held by Mr. Taylor) at the effective time of the merger with an exercise price of $4.60 per share or less will be converted into the right to receive an amount equal to per share less the exercise price per share of each option (less any applicable taxes required to be withheld), and all options with an exercise price in excess of $4.60 per share will be cancelled.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2001





                                             /s/ Hollis Taylor
                                             -----------------------------------
                                               Hollis Taylor



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